Exhibit 99.1

QYOU USA & Chtrbox Merge Influencer Marketing Operations To Expand Global Capabilities

Glenn Ginsburg, President - QYOU USA to lead global expansion Pranay Swarup and Julie Kriegshaber move to Vice Chairman roles

TORONTO, LOS ANGELES and MUMBAI, India, Feb. 8, 2023 /CNW/ - QYOU Media Inc. (TSXV: QYOU) (OTCQB: QYOUF), the fast-growing media group has announced that it will be integrating its worldwide operations headquartered out of USA and India for global creator media solutions. As part of the integration strategy, Glenn Ginsburg, President QYOU, will oversee synergies across the award winning US and Indian businesses, while Pranay Swarup & Julie Kriegshaber, CEO & COO of Chtrbox move to co-Vice Chairman roles to strategically advise collaboration efforts.

Across the US & India, QYOU & Chtrbox have been leading influencer marketing mandates for global companies such as Paramount Pictures, Hasbro, Activision, P&G, HP, Amazon, Spotify, Pinterest and many others who can further benefit from enhanced expertise, cost efficiencies and cross border reach that comes with this integration.

Curt Marvis commented, "QYOU's vision behind our 2021 acquisition of Chtrbox was to become a global creator media powerhouse. Since then, both the India and US influencer marketing teams have independently doubled their business, and we feel confident that with a joint offering across teams will further fuel this growth trajectory."

Glenn Ginsburg added, "Beyond expanding our client list in the QYOU USA team, we are seeing increased demand for pan-regional and global campaigns. With Chtrbox, we can further support our clients with scalable and cost-effective efforts that are relevant and authentic. We are thrilled to tap into the Chtrbox team of over 80 influencer marketing specialists and their extensive creator networks in India, Asia, and around the world."

Pranay Swarup adds, "While Chtrbox has taken up a fair amount of international work already, we are excited for QYOU & Chtrbox to unlock a new layer of global growth together. Under the QYOU Media group, Chtrbox is in great hands and I look forward to staying strategically involved."

Chtrbox's India teams under the leadership of Karan Pherwani & Mrunali Dedhia, co-Vice Presidents, and Darshil Shah, Director ChtrSocial, will work directly with Glenn Ginsburg, President QYOU USA to further drive this integration and growth.

About QYOU Media

One of the fastest growing creator-media companies, QYOU Media operates in India and the United States producing, distributing and monetizing content created by social media influencers and digital content stars. In India, under our flagship brand, The Q, we curate, produce and distribute premium content across television networks, VOD and OTT platforms, mobile phones, smart TV's and app-based platforms. We now have 5 emerging content destinations engaging over 125 million Indian households weekly – The Q (mass entertainment), Q Marathi (regional content), Q Kahaniyan (animated content), Q Comedistaan (comedy focused) and our latest Q-GameX (live gaming). Our influencer marketing company, Chtrbox, has been a pioneer in India's creator economy, leveraging data to connect brands to the right social media influencers. In the United States, we power major film studios, game publishers and brands to create content and market via creators and influencers. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU Media's millennial and Gen Z-focused content reaches more than one billion consumers around the world every month. Experience our work at www.qyoumedia.com, www.theq.tv and www.theqyou.com and www.chtrbox.com.

Join our shareholder chat group on Telegram: http://t.me/QYOUMedia

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Chtrbox Logo (CNW Group/QYOU Media Inc.)

Chtr Social Logo (CNW Group/QYOU Media Inc.)

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SOURCE QYOU Media Inc.

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%CIK: 0001650287

For further information: Investor Relations Contact: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), or 407-491-4498, QYOUF@redchip.com; QYOU Contact: shareholder@qyoutv.com or Doug Barker at 437-992-4814 for more information.

CO: QYOU Media Inc.

CNW 08:05e 08-FEB-23